

September 24, 2012

<u>Via E-mail</u>
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
McKesson Corporation
One Post Street
San Francisco, California 94104

     Re: McKesson Corporation
            Form 10-K for Fiscal Year Ended March 31, 2012
            Filed May 2, 2012
            File No. 001-13252

Dear Mr. Campbell:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Brigitte Lippmann (for)

                                John Reynolds
                                Assistant Director